U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation
1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

PRESS RELEASE

Contact:  Arthur B. Crozier
Innisfree M&A Incorporated
(212) 750-5833

DOLPHIN CALLS ON ALL infoUSA DIRECTORS TO FACE SHAREHOLDERS
AT ANNUAL MEETING

STAMFORD, CONNECTICUT, June 4, 2007 - Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, L.L.C., long-term holders with 2.0 million shares (3.6%) of infoUSA (NASDAQ Symbol: IUSA), published an open letter to the infoUSA Board of Directors that appeared Sunday in the Omaha World-Herald as a placed advertisement.  Dolphin states, “Last year, when you held the meeting in Marshfield, Wisconsin, only one Board member other than Mr. Vinod Gupta appeared.  We ask – how many of you will attend this year’s Meeting on June 7th?” The complete content of the letter appears as follows:

June 3, 2007

OPEN LETTER TO THE infoUSA BOARD OF DIRECTORS

                      Vinod Gupta                                                                                     Elliot S. Kaplan
                      Chairman and CEO, infoUSA Inc.                                                                     Senior Partner, Robins, Kaplan, Miller & Ciresi, L.L.P.

Bill L. Fairfield                                                     Bernard W. Reznicek                                                             Dr. George F. Haddix
Chairman, DreamField Capital Ventures, LLC       President & CFO, Premier Enterprises, Inc.           Former CEO, CSG Systems, Inc.

Anshoo S. Gupta                                                    Dennis P. Walker                        Vasant H. Raval
President, JAG Operations, LLP              President & CEO, Jet Linx Aviation                Professor, Creighton University

Dear infoUSA Board:

The June 7 Annual Meeting of Shareholders is fast approaching.  Last year over 90% of the unaffiliated shareholders of infoUSA sent a clear mandate for reform.  As Institutional Shareholder Services (ISS), the world’s leading independent proxy voting advisory service, said, “Since the [2006] proxy contest, [infoUSA] has not taken sufficient steps in addressing shareholder concerns...."

The director and head of M&A research at ISS mirrored the sentiments expressed in the ISS report when he very recently said, “In my experience, this company has been the least accountable to shareholders from the ones I've reviewed at ISS…Nothing seems to have changed in the governance profile.”1

Good corporate governance principles dictate that directors face their shareholders at least once a year at the Annual Meeting.  The shareholders expect that each of you will attend this year’s Annual Meeting in Calverton, Maryland. Last year, when you held the meeting in Marshfield, Wisconsin, only one Board member other than Mr. Vinod Gupta appeared.  We ask – how many of you will attend this year’s Meeting on June 7th?

-----------------------------------
[1] Quoted in, “ISS Blasts infoUSA,” The Daily Deal, May 30, 2007.

Last year you heard the shareholders’ powerful message of discontent, and we believe you will hear it again this year and will continue to hear it.  The shareholders are calling for real change and a new era of good corporate governance at infoUSA.

   Very truly yours,
                                            /s/ Donald T. Netter
                               Donald T. Netter
   Senior Managing Director

SHAREHOLDERS ACT NOW!  IF YOUR SHARES ARE HELD BY A BROKER AND YOU DO NOT
VOTE -- YOUR SHARES WILL BE AUTOMATICALLY VOTED FOR THE ELECTION OF
MANAGEMENT’S NOMINEES!

To be sure your shares are included in this important election, please follow the instructions to vote by telephone or via the Internet shown on the proxy card management sent you.
OR
If your shares are held in the name of a bank or broker, contact the person responsible for your account and direct them to WITHHOLD your shares from the electionof management’s nominees and vote
AGAINST The 2007 Omnibus Incentive Plan.

If you have any questions or would like assistance in voting your shares, please contact Innisfree M&A Incorporated, toll-free, at 1-888-750-5834.

Dolphin urges all infoUSA shareholders to WITHHOLD votes from all management's nominees and vote AGAINST the 2007 Omnibus Incentive Plan-Support The infoUSA shareholder Bill of Rights.

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